INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

December 13, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of 361 Small Cap Diversified Equity Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 8, 2016, and December 1, 2016, on the Registrant’s registration statement filed on Form N-1A with respect to the 361 Small Cap Diversified Equity Fund (the “Fund”), a series of the Registrant. The Fund name has changed to “361 U.S. Small Cap Equity Fund.” Responses to all of the comments are included below and, as appropriate, are reflected in the Registrant’s Post-Effective Amendment No. 817 to the Fund’s Form N-1A registration statement (the “Amendment”) that will be filed separately.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table

1.
Footnote 2 to the Fees and Expenses table states that the investment advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 2017.” Confirm to us that this date will be no less than one year from the effective date of the Fund’s registration statement.

Response: The Registrant confirms that the term of the expense limitation agreement is at least one year from the effective date of the Fund’s registration statement. The Registrant will file the contractual fee waiver agreement as an exhibit to the Fund’s registration statement.

Principal Investment Strategies

2.
The first sentence in the first paragraph states, “[u]nder normal market conditions, the Fund will invest at least 80% of the value of its net assets (which include borrowings for investment purposes) in common stocks of U.S. small capitalization issuers.” In accordance with IC-24828, Investment Company Names, please disclose the criteria for determining what constitutes a U.S. issuer.

Response: The Registrant has added the following disclosure:

“A company is considered to be a U.S. company if the Fund’s advisor determines that the company meets one or more of the following criteria: (i) the company is organized under the laws of, or has its principal office in, the United States; (ii) the company’s securities principally trade in U.S. markets; and/or (iii) the company has at least 50% of its assets, or derives at least 50% of its revenue from business, in the United States.”

3.
The second sentence of the fourth paragraph states, “[t]he Fund may invest in the securities of other investment companies, including without limitation exchange-traded funds (“ETFs”) and index ETFs, as well as cash and cash equivalents.” With respect to investments in other investment companies, please disclose if this includes both registered and unregistered investment companies. Given that the Fund may invest in other investment companies, consider whether the Fund needs to add an Acquired Fund Fees and Expenses line item to the Fees and Expenses Table.

Response: The Registrant confirms that the Fund’s investments in investment companies will be limited to registered investment companies. The disclosure has been revised as follows (emphasis added):

“The Fund may invest in the securities of other registered investment companies, including without limitation exchange-traded funds (“ETFs”) and index ETFs, as well as cash and cash equivalents.”

The Fund’s investment advisor (the “Advisor”) estimates the Fund’s acquired fund fees and expenses in the current fiscal year to be 0.01% of the Fund’s average net assets; therefore, the Fees and Expenses Table has been revised to include the Acquired Fund Fees and Expenses line item.

4.
With respect to investments in other investment companies, confirm in your response whether the Fund’s investments in other investment companies are part of the Fund’s 80% policy and if so, confirm that the Fund will consider the investments of the underlying funds in applying its own 80% investment policy.

Response: The Registrant confirms that the Fund’s investments in other registered investment companies are included as part of the Fund’s 80% investment policy to invest in common stocks of U.S. small capitalization issuers, and the Fund will consider the investments of the underlying funds in applying its 80% investment policy.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Investment Objective and Principal Investment Strategies

5.	Apply all applicable comments from the summary section for each Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

6.
The second sentence of the second paragraph under “Investment Objective” states, “[t]he Fund’s investment strategies and policies may be changed from time to time without shareholder approval or prior written notice, unless specifically stated otherwise in this Prospectus or the SAI.” Please clarify that the 80% investment policy can only be changed upon 60 days’ written notice to shareholders.

Response: The following disclosure has been added:

“The Fund’s investment policy of investing at least 80% of the value of its net assets in common stocks of U.S. small capitalization issuers is not fundamental and may be changed by the Board of Trustees without shareholder approval, upon at least 60 days’ prior written notice to shareholders.”

MANAGEMENT OF THE FUNDS

Prior Performance of Similar Accounts Managed by the Advisor

7.
The first sentence in the first paragraph states, “[t]he following table sets forth performance data relating to the historical performance of all private accounts (the “Accounts”) managed by the Advisor for the periods indicated that have investment objectives, policies, strategies and risks substantially similar to those of the Fund.” Please confirm whether the Accounts include any pooled vehicles or similar funds with investment objectives, policies, strategies and risks substantially similar to those of the Fund.

Response: The Registrant has received confirmation from the Advisor that the Advisor does not manage any pooled vehicles or funds that have investment objectives, policies, strategies and risks substantially similar to those of the Fund.

8.
The third sentence in the first paragraph states, “[p]rior to ___, 2016, the Accounts were managed by ___ (the “Prior Advisor”) which was acquired by the Advisor effective ______.” Please explain the basis for relying on the Nicholas-Applegate Mutual Funds SEC No-Action Letter (August 6, 1996) since the performance being used is for the Prior Advisor. Consider whether reliance on the Bramwell Growth Fund SEC No-Action Letter (August 7, 1996) would be more suitable since the Prior Advisor no longer exists but the Fund will be managed by the same individuals at the Prior Advisor.

Response: The Registrant believes that the Nicholas-Applegate Mutual Funds SEC No-Action Letter (August 6, 1996) is applicable to the Fund’s prospectus disclosure of prior performance. In Nicholas-Applegate, the SEC staff agreed not to recommend an enforcement action if the Nicholas-Applegate Mutual Funds included in their prospectuses performance information of private accounts if both the private accounts and the funds were managed by Nicholas-Applegate Capital Management, and both the private accounts and the funds had substantially similar investment objectives, policies and strategies. The Fund intends to include in its prospectus prior performance of private accounts with substantially similar investment objectives, policies and strategies as the Fund that were managed by the Prior Advisor before the Prior Advisor was acquired by the Advisor. The Advisor’s acquisition of the Prior Advisor included acquisition of the Prior Advisor’s performance record, and therefore the Registrant believes that the Nicholas-Applegate no-action letter applies.

The Registrant does not believe that the Bramwell Growth Fund SEC No-Action Letter (August 7, 1996) would be more suitable. While the Fund intends to include prior performance of private accounts in the Fund’s prospectus, Bramwell focused on whether a new open-end fund (the “Bramwell Fund”) could disclose in its prospectus the performance of another open-end fund (the “Gabelli Growth Fund”) that was managed by the same portfolio manager while working at a different investment advisor. In the case of the Fund, the Advisor acquired the Prior Advisor, including its performance records.

The updated performance information included in the Prospectus is as follows:

Prior Performance for Similar Accounts Managed by the Advisor

The following tables set forth performance data relating to the historical performance of all private accounts (the “Accounts”) managed by the Advisor for the periods indicated that have investment objectives, policies, strategies and risks substantially similar to those of the Fund. Prior to October 31, 2016, the Accounts were managed by BRC Investment Management, LLC (the “Prior Advisor”), which was acquired by the Advisor effective October 31, 2016. The data is provided to illustrate the past performance of the Advisor or Prior Advisor in managing substantially similar accounts as measured against market indices and does not represent the performance of the Fund. You should not consider this performance data as an indication of future performance of the Fund.

The private accounts that are included in the performance data set forth below are not subject to the same types of expenses to which the Fund is subject, or to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the Investment Company Act of 1940, as amended (the “1940 Act”), or Subchapter M of the Internal Revenue Code of 1986. Consequently, the performance results for these private accounts could have been adversely affected if the private accounts had been regulated as investment companies under the federal securities laws.

Average Annual Total Returns

For the Periods Ended November 30, 2016

	One Year	Five Years	Since Inception December 31, 2007
U.S. Small Cap Equity Composite
Net Returns, after fees/expenses*	12.02%	17.51%	11.54%
Gross Returns	13.29%	18.86%	12.82%
Russell 2000® Index	12.08%	13.98%	7.82%

*
The net returns for the composite are shown net of all actual fees and expenses. The fees and expenses of accounts included in the composite are lower than the anticipated operating expenses of the Fund and accordingly, the performance results of the composite are higher than what the Fund’s performance would have been.

The Advisor is an investment advisor registered with the SEC pursuant to the Investment Advisers Act of 1940.

The U.S. Small Cap Equity composite was created December 31, 2007, and includes all discretionary, fee-paying regular and wrap accounts with comparable investment objectives and a market value in excess of $100,000 that have been under management for at least one month. All accounts have target allocations to small cap securities of at least 90%. Any account that has a cash flow of larger than 10% of the composite is removed from the composite. Beginning January 1, 2010, composite policy also requires the temporary removal of any portfolio incurring a significant cash flow of larger than 50% of portfolio assets. Beginning January 1, 2013, composite policy requires the temporary removal of any portfolio incurring a significant cash flow of larger than 10% of portfolio assets. The temporary removal of such an account occurs at the beginning of the month in which the significant cash flow occurs and the account reenters the composite in the month following the cash flow or full investment in the strategy. Additional information regarding the treatment of significant cash flows is available upon request. A complete list and description of firm composites is available upon request. Valuations are computed and performance is reported in U.S. Dollars. Composite internal dispersion is calculated using the asset-weighted standard deviation method of all portfolios that were included in the composite for the entire year.

The gross returns were calculated on a time weighted basis, including all dividends and interest, accrual income, and realized and unrealized gains or losses, are presented before management, custodial fees and trading expenses on bundled fee accounts, which would reduce such returns. The management fee schedule is as follows: 1.00% on the first $5 million; 0.85% on the next $5 million; 0.75% on the next $40 million; 0.65% on the next $50 million; and 0.50% on any amount thereafter. In addition to a management fee, some accounts pay an all-inclusive fee to a wrap sponsor which is based on a percentage of assets under management. Along with brokerage commissions, this fee may include portfolio monitoring, consulting services and custodial services.

Net-of-fees performance returns are calculated by deducting the actual management fees and trading costs, or a bundled (WRAP) fee, from the gross composite return. Bundled fee accounts make up a portion of the composite for all periods shown. Wrap fee schedules are provided by independent wrap sponsors and are available upon request from the respective wrap sponsor.

The Russell 2000® Index is a market capitalization-weighted index of the 2000 smallest companies by market capitalization in the Russell 3000® Index. Like the composite, the Russell 2000® Index returns include the reinvestment of income, but do not include trading costs, management fees or other costs.

9.	Please confirm the Advisor has the records to support the prior performance calculations as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Response: The Registrant has received confirmation from the Advisor that the Advisor is maintaining the records necessary to support the prior performance calculations.

10.
The first sentence in the footnote to the Average Annual Total Returns table states, “[t]he net returns for the composite are shown net of fees and expenses.” Please revise the sentence to state the net returns for the composite are shown net of all actual fees and expenses.

Response: The Registrant has revised the disclosure as follows (emphasis added):

“The net returns for the composite are shown net of all actual fees and expenses.”

11.
The first sentence in the last paragraph of this section states, “[t]he Small Cap Diversified composite was created December 31, 2007, and includes all discretionary, fee-paying regular and wrap accounts with comparable investment objectives and a market value in excess of $100,000 that have been under management for at least one month.” Please explain in the response letter why excluding accounts with values less than $100,000 does not make the performance misleading. Please state in your response what the performance results would have been if those accounts were included.

Response: The Registrant has received confirmation from the Advisor that during most periods all accounts were included in the composite results; however, during certain periods one account with a market value of less than $100,000 (the “Small Account”) was excluded because the Advisor believes that accounts under $100,000 are generally too small to fully implement the strategy, which historically holds approximately 100 securities. The Advisor believes the exclusion of the Small Account does not materially impact the composite performance. The performance results of the Small Cap Diversified composite including the Small Account are as follows:

Average Annual Total Returns

For the Periods Ended November 30, 2016

	One Year	Five Years	Since Inception December 31, 2007
U.S. Small Cap Equity Composite
Net Returns, after fees/expenses*	12.01%	17.51%	11.54%
Gross Returns	13.29%	18.86%	12.83%
Russell 2000® Index	12.08%	13.98%	7.82%

12.
The third, fourth and fifth sentences in the last paragraph in this section discuss the removal from the composite of certain accounts that have certain levels of cash flow. Please explain in the response letter why removing such accounts from the composite is appropriate and does not make the performance disclosure misleading.

Response: All accounts included in the composite have target investment allocations to small cap securities of at least 90% of their assets. The Advisor has confirmed that any account that has a cash flow of greater than 10% is removed from the composite because it is not fully invested in the strategy. The Advisor has confirmed that the temporary removal of portfolios with significant cash flows from the composite were effected for the same reason. The Registrant believes the removal of such accounts from the composite is not misleading because the performance disclosed is for accounts that are fully invested in the strategy.

13.	Please confirm that the portfolio managers for the Fund were the only persons primarily responsible for managing the private accounts reflected in the composite.

Response: The Registrant has received confirmation from the Advisor that the portfolio managers for the Fund were the only persons primarily responsible for managing the private accounts reflected in the composite.

14.	Please disclose whether the portfolio managers had the same degree of discretion in managing the private accounts as they will have in managing the Fund.

Response: The Registrant has received confirmation from the Advisor that the portfolio managers had the same degree of discretion in managing the private accounts as they will have in managing the Fund.

15.	Please identify the name of the advisor where the portfolio managers were working at the time of the performance reflected in the composite.

Response: The portfolio managers were working for BRC Investment Management, LLC (“BRC”) at the time of the performance reflected in the composite. The Advisor acquired BRC effective October 31, 2016.

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary